San West, Inc.

10350 Mission Gorge Road

Santee, California 92071

June 18, 2010

Ms. Julie F. Rizzo

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re: San West, Inc., Registration Statement on Form S-1, Amendment No. 2, Filed June 10, 2010; File No. 333-166337

Dear Ms. Rizzo:

We are writing in response to comments of the Staff set forth in a telephone conference with Ms. Chanda Delong on June 17, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the comments by Ms. Delong.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Gemini Master Fund, Ltd. Financing, Page 1

1.

Please revise your description of the transaction to provide a brief overview of the key aspects of the transaction, with respect to the ability of Gemini Master Fund, Ltd. to increase or decrease the maximum ownership percentage of the common stock of San West.

Response:

We have revised the discussion of the Gemini transaction beginning on Page 1 of the amended registration statement and reading as follows:

Gemini Master Fund, Ltd. Financing

On February 4, 2010, we issued to Gemini Master Fund, Ltd. our convertible note in the original principal amount of $150,000.00 and having a maturity date of February 1, 2011. Interest on the note shall accrue daily on the outstanding principal amount of the note at a rate per annum equal to 10 percent.

At any time after its issuance,  until the note is no longer outstanding, the note shall be convertible, in whole or in part, into shares of our common stock at the option of Gemini, at any time and from time to time (subject to the conversion limitations set forth in the note).

The conversion price shall be equal to lesser of (i) $0.04 and (ii) 80 percent of the lowest closing bid price of our common stock during the 10 trading days immediately preceding the applicable conversion date.

As permitted by the note, San West shall not effect any conversion of the note, and Gemini shall not have the right to convert any portion of the note (or otherwise acquire our shares with respect to the note), to the extent that after giving effect to the issuance of our common stock upon such conversion (or other issuance), Gemini would beneficially own in excess of 4.9 percent shares of the our common stock outstanding immediately after giving effect to the issuance of shares of our common stock upon such conversion.

As specified in the note, by written notice to San West, Gemini may at any time and from time to time increase or decrease the maximum ownership percentage of our common stock which it may own to any other percentage specified in such notice (or specify that the beneficial ownership limitation specified in the note shall no longer be applicable), provided, however, that:

1

•

Any such increase (or inapplicability) shall not be effective until the 61st day after such notice is delivered to San West;

•

Any such increase or decrease shall apply only to Gemini and not to any other holder of notes; and

•

The maximum ownership percentage shall not be less than 4.9 percent.

The note further provides for anti-dilution adjustments in favor of Gemini, in the event we offer additional shares of our common stock.

A copy of the Securities Purchase Agreement was filed as an exhibit to a Form 8-K we filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2010.

None of the shares of our common stock which may be issued to Gemini upon conversion of the note are covered by this prospectus.

Risk Factor Regarding Gemini Master Fund, Ltd., Page 14

2.

Please revise your description regarding the stock ownership of Gemini Master Fund, Ltd.

Response:

We have revised the Risk Factor pertaining to Gemini Master Fund, Ltd. to read as follows:

Shares of our common stock which may be issued upon the conversion of the Gemini Master Fund, Ltd. may dilute the ownership interests of our stockholders.

If Gemini Master Fund, Ltd. elects to convert our $150,000 convertible note into shares our common stock, our current stockholders would be subject to dilution of their interests. Pursuant to the terms of the note, Gemini has agreed that it will not convert the note into more than 4.9 percent of our outstanding shares. Gemini, as of June 9, 2010, may elect to convert the note into 5,859,375 shares, which number equals 3.62 percent of our post conversion current outstanding shares. However, if Gemini so elects, it may waive its self-imposed limitation and convert the note into a number so that its total ownership our common stock would exceed 4.9 percent. For example, Gemini currently owns 5,533,162 shares of our common stock. If Gemini elected to convert the entire $150,000 principal and interest balance of the note into our shares on June 9, 2010, Gemini would own 11,392,537 shares of our common stock or 7.04 percent of our post conversion outstanding shares.

Principal Stockholders, Page 47

3.

We have noted inconsistencies in your table with respect to Gemini Master Fund, Ltd. in your Principal Stockholders table and in footnote number 5 thereto.  Please disclose the correct current and prospective ownership of Gemini Master Fund, Ltd.

Response:

We have revised the table and footnote 5 thereto in Principal Stockholders to read as follows:

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of all shares of our common stock as of the date of this prospectus by:

•

Each person who owns beneficially more than five percent of the outstanding shares of our common stock;

•

Each director of San West;

•

Each named executive officer of San West; and

•

All directors and officers of San West as a group.

Name and Address of Beneficial Owner (1)	Number	Percent
Frank J. Drechsler (3)	30,011,780	18.54%
Richard Gonzales (5)	5,000,000	3.09%
All directors and officers as a group (two persons)	35,011,780	21.63%
Vladimir Cood	19,855,555	12.27%
Steven Warfield	9,333,333	5.77%
Gemini Master Fund, Ltd. (5)	11,392,537	7.04%

(1)

Unless otherwise indicated, the address for each of these stockholders is c/o San West, Inc., 10350 Mission Gorge Road, Santee, California 92069.  Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to his shares of our common stock beneficially owned.

(2)

Beneficial ownership is determined in accordance with the rules of the SEC.  For purposes of calculating the percentage beneficially owned, the number of shares of our common stock deemed outstanding is 161,869,550 as of the date of this prospectus, including 154,246,540shares issued and outstanding and 7,623,010 shares due upon the conversion of certain promissory notes.

(3)

Mr. Drechsler is our chairman and chief executive officer.

(4)

Mr. Gonzales is one of our directors.

(5)

On February 4, 2010, San West entered into a Securities Purchase Agreement with Gemini Master Fund, Ltd., whereby we agreed to issue and sell, and Gemini agreed to purchase, upon the terms and conditions contained in the Securities Purchase Agreement, a convertible note in the amount of $150,000.  The note is due on February 1, 2011.  As of June 9, 2010, the note is convertible into 5,859,375 shares of our common stock, notwithstanding that Gemini, at its election, will only convert so much of the note so as to limit its ownership of our stock to no more than 4.9 percent of our outstanding common stock.  In addition to the note, Gemini, as of June 9, 2010, also owns 5,533,162 shares of our common stock, bringing Gemini potential ownership to 7.04 percent of our post conversion outstanding common stock.  The address for Gemini is c/o Gemini Strategies, LLC, 135 Liverpool Drive, Suite C, Cardiff, California 92007.  The person who directly or indirectly, exercises voting and investment control over the securities held by Gemini is Steven Winters, president of Gemini Strategies, LLC.

Please contact me, if you have any further comments or questions.

Very truly yours,

/s/ Frank J. Drechsler

Frank J. Drechsler,

Chief Executive Officer and
Principal Financial Officer

3